The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-154173

Subject to Completion. Dated November 2, 2010.

Prospectus Supplement to the Prospectus dated April 6, 2009,

and the Prospectus Supplement dated April 6, 2009 — No.

The Goldman Sachs Group, Inc.
Medium-Term Notes, Series D

$
Fixed and Floating Swap Rate-Linked Notes due
(Linked to the 10-year USD Swap Rate)

We will pay a fixed rate of interest at a rate of 3.50% per annum quarterly on February     , May     , August      and November      of each year, commencing on February     , 2011 (set on the trade date, expected to be 3 months after the issue date). After May     , 2013, interest will be payable quarterly on February     , May     , August      and November      of each year, commencing on August     , 2013 to, and including, the stated maturity date (set on the trade date, expected to be twelve years after the original issue date), at a floating rate equal to the then-applicable 10-year U.S. dollar interest rate swap rate (which we refer to as the reference rate). The interest rate for every interest payment date after May     , 2013 will be capped at the maximum rate (set on the trade date, expected to be 12% per annum). On the stated maturity date, you will also receive $1,000 for each $1,000 of your face amount.

The interest on your notes for the interest periods commencing on November     , 2010 to, but excluding, May     , 2013 will be a rate equal to 3.50% per annum.

The interest on your notes for the interest periods commencing on May     , 2013 to, but excluding, the stated maturity date, which we refer to as the “floating rate interest period”, will be a rate equal to:

•	if the reference rate on the interest determination date for an interest period is less than the maximum rate, the reference rate on such interest determination date; or

•	if the reference rate on the interest determination date for an interest period is equal to or greater than the maximum rate, the maximum rate.

For the interest periods commencing on May     , 2013 and ending on the stated maturity date, even if the reference rate on an interest determination date is greater than the maximum rate per annum, the notes will accrue only     % per annum in the applicable interest period.

Original issue date:	, 2010	Underwriting discount:	% of the face amount
Original issue price:	100% of the face amount	Net proceeds to issuer:	% of the face amount

The issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially.

Because we have provided only a brief summary of the terms of your notes above, you should read the detailed description of the terms of the notes found in “Specific Terms of Your Notes” on page S-2, as well as the “Additional Risk Factors Specific to Your Notes” on page S-6.

In addition, assuming no changes in market conditions or our creditworthiness and other relevant factors, the market value of your notes on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co. and taking into account our credit spreads) will, and the price you may receive for your notes may, be significantly less than the original issue price. The value or quoted price of your notes at any time will reflect many factors and cannot be predicted; however, the price at which Goldman, Sachs & Co. would initially buy or sell notes (if Goldman, Sachs & Co. makes a market) and the value that Goldman, Sachs & Co. will initially use for account statements and otherwise will significantly exceed the value of your notes using such pricing models. We encourage you to read “Additional Risk Factors Specific to Your Notes” on page S-6 of this prospectus supplement so that you may better understand those risks.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman Sachs may use this prospectus supplement in the initial sale of the offered notes. In addition, Goldman, Sachs & Co., or any other affiliate of Goldman Sachs may use this prospectus supplement in a market-making transaction in a note after its initial sale. Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this prospectus supplement is being used in a market-making transaction.

Goldman, Sachs & Co.

Prospectus Supplement dated                     , 2010.

SPECIFIC TERMS OF YOUR NOTES

We refer to the notes we are offering by this prospectus supplement as the “offered notes” or the “notes”. Please note that in this prospectus supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated April 6, 2009, as supplemented by the accompanying prospectus supplement, dated April 6, 2009, relating to Medium-Term Notes, Series D, of The Goldman Sachs Group, Inc. Please note that in this section entitled “Specific Terms of Your Notes”, references to “holders” mean those who own notes registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in notes registered in street name or in notes issued in book-entry form through The Depository Trust Company. Please review the special considerations that apply to owners of beneficial interests in the accompanying prospectus, under “Legal Ownership and Book-Entry Issuance”.

Key Terms

Issuer: The Goldman Sachs Group, Inc.

Face amount: each note will have a face amount equal to $1,000; $             in the aggregate for all the offered notes; the aggregate face amount of the offered notes may be increased if the issuer, at its sole option, decides to sell an additional amount of the offered notes on a date subsequent to the date of this prospectus supplement but prior to the settlement date

Reference rate: the 10-Year U.S. Dollar Interest Rate Swap (the 10-Year CMS rate) as it appears on Reuters page ISDAFIX3 (or any successor or replacement service or page) at 11:00 a.m., New York time, on any rate business day, subject to adjustments as described under “Reference Rate” on page S-11

Stated maturity date (to be set on the trade date): expected to be twelve years after the original issue date

Trade date:

Original issue date (settlement date): to be set on the trade date

Specified currency: U.S. dollars (“$”)

Denominations: $1,000 or integral multiples of $1,000 in excess thereof

Original issue discount notes: the notes will be treated as issued with de-minimis original issue discount for tax purposes

Form of notes: global form only

Fixed interest rate: for each fixed rate interest period, interest on the notes will be 3.50% per annum

Fixed rate interest payment dates (to be set on the trade date): quarterly on each February     , May     , August      and November     , commencing on February     , 2011 to, and including, May     , 2013

Fixed rate interest periods: quarterly; the periods from and including a fixed rate interest payment date (or the original issue date, in the case of the first fixed rate interest period) to, but excluding, the following fixed rate interest payment date, ending on May     , 2013

Floating interest rate: for each floating rate interest period, interest on the notes will be the then-applicable reference rate, determined on the relevant interest determination date, subject to the following:

•	if the reference rate on an interest determination date is less than the maximum rate, the reference rate on such interest determination date will apply; or

•	if the reference rate on an interest determination date is equal to or greater than the maximum rate, the maximum rate will apply

Floating rate interest payment dates (to be set on the trade date): quarterly on each February     , May     , August      and November     , commencing on August     , 2013 and ending on the stated maturity date

Floating rate interest periods: quarterly; the periods from and including the final fixed rate interest payment date to, but excluding, the next succeeding floating rate interest payment date (or the stated maturity date, in the case of the final floating rate interest period)

Maximum rate: to be set on the trade date, expected to be 12% per annum

Initial reference rate (to be set on the trade date): the reference rate in effect on                              ; provided, however, that if the calculation agent cannot determine the reference rate as described on page S-11 under “Reference Rate”, then the initial reference rate will be       %

Business day convention: following unadjusted; applicable to interest payment dates and interest reset dates

Interest determination dates: the second rate business day preceding the applicable interest reset date. The calculation agent will determine the floating interest rate for each applicable floating rate interest period. Once determined by the calculation agent, the applicable floating interest rate for each quarterly floating rate interest period will apply from and including the interest reset date, to, but excluding, the next interest reset date.

Interest reset dates (to be set on the trade date): each February     , May     , August      and November     , commencing on May     , 2013

Day count fraction: 30/360 (ISDA)

Rate business day: any day except for a Saturday, Sunday or a day on which The Securities Industry and Financial Markets Association (formerly known as The Bond Market Association) recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in US government securities

Interest regular record dates: the business day immediately preceding each interest payment date

Defeasance: not applicable

No listing: the notes will not be listed or displayed on any securities exchange or interdealer market quotation system

No redemption: the notes will not be subject to redemption right or price dependent redemption right

Business day: New York

Conflicts of interest: Goldman, Sachs & Co. is an affiliate of The Goldman Sachs Group, Inc. and, as such, has a “conflict of interest” in this offering within the meaning of NASD Rule 2720. Consequently, the offering is being conducted in compliance with the provisions of Rule 2720. Goldman, Sachs & Co. is not permitted to sell notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder

Calculation agent: Goldman, Sachs & Co.

CUSIP no.: 38143UPL9

ISIN no.: US38143UPL97

FDIC: the notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency; nor are they obligations of, or guaranteed by, a bank

HYPOTHETICAL EXAMPLES

The following table is provided for purposes of illustration only. It should not be taken as an indication or prediction of future investment results and is intended merely to illustrate the method we will use to calculate the amount of interest accrued during each interest period following the tenth interest period.

The table below is based on reference rates that are entirely hypothetical; no one can predict what the reference rate will be on any day during the term of your notes, and no one can predict the interest that will accrue on your notes in any interest period during the term of your notes. The reference rate has been highly volatile — meaning that it has changed substantially in relatively short periods — in the past and it cannot be predicted for any future period.

For these reasons, the actual reference rate, as well as the interest payable at each interest payment date, may bear little relation to the hypothetical table shown below or to the historical reference rate shown elsewhere in this prospectus supplement. For information about the reference rate during recent periods, see “Reference Rate — Historical Levels of the Reference Rate” on page S-11. Before investing in the offered notes, you should consult publicly available information to determine the reference rate between the date of this prospectus supplement and the date of your purchase of the offered notes.

The following table illustrates the method we will use to calculate the interest rate at which interest will accrue on each day included in each interest period, subject to the key terms and assumptions below.

The percentage amounts in the left column of the table below represent hypothetical final reference rates on a given interest determination date. The center and right columns of the table below represent the hypothetical interest, as a percentage of the face amount of each note, that would be payable on a given interest payment date, based on the corresponding hypothetical reference rate. Thus, a hypothetical interest payment amount of 8.00% per annum with respect to a given interest payment date means that the value of the cash payment that we would deliver for each $1,000 of the outstanding face amount of the offered notes on such interest payment date would equal 8.00% per annum of the face amount of a note.

The information in the table also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions

Face amount	$1,000

Maximum rate	12% per annum

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes.

Hypothetical reference rate	Hypothetical per annum interest amount payable on an interest payment date
	Before August , 2013	On or after August , 2013 to the stated maturity date
0.00%	3.50%	0.00%
2.00%	3.50%	2.00%
4.00%	3.50%	4.00%
6.00%	3.50%	6.00%
8.00%	3.50%	8.00%
10.00%	3.50%	10.00%
12.00%	3.50%	12.00%*
14.00%	3.50%	12.00%*

*	Interest is capped at the maximum rate of 12% per annum for the interest payment dates on or after August , 2013.

Payments on the notes are economically equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on the notes are economically equivalent to the amounts that would be paid on a combination of an interest-bearing bond bought, and an option bought, by the holder (with an implicit option premium paid over time by the holder). The discussion in this paragraph does not modify or affect the terms of the notes or the United States income tax treatment of the notes, as described elsewhere in this prospectus supplement.

We cannot predict the actual reference rate on any day or the market value of your notes, nor can we predict the relationship between the reference rate and the market value of your notes at any time prior to the stated maturity date. The actual interest payment that a holder of the offered notes will receive at each interest payment date and the rate of return on the offered notes will depend on the maximum rate we set on the trade date and the actual reference rate determined by the calculation agent on each interest determination date. Moreover, the assumptions on which the hypothetical table is based may turn out to be inaccurate. Consequently, the interest amount to be paid in respect of your notes on each interest payment date may be very different from the information reflected in the table above.

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in your notes is subject to the risks described below. Your notes are a riskier investment than ordinary debt securities. You should carefully consider whether the offered notes are suited to your particular circumstances.

Assuming No Changes in Market Conditions or Any Other Relevant Factors, the Value of Your Notes on the Trade Date (As Determined by Reference to Pricing Models Used by Goldman, Sachs & Co.) Will, and the Price You May Receive for Your Notes May, Be Significantly Less than the Original Issue Price

The price at which Goldman, Sachs & Co. would initially buy or sell notes (if Goldman, Sachs & Co. makes a market) and the value that Goldman, Sachs & Co. will initially use for account statements and otherwise will significantly exceed the value of your notes using such pricing models.

The value or quoted price of your notes at any time, however, will reflect many factors and cannot be predicted. If Goldman Sachs makes a market in the notes, the price quoted by Goldman, Sachs & Co. would reflect any changes in market conditions and other relevant factors, including a deterioration in our creditworthiness or perceived creditworthiness whether measured by our credit ratings or other credit measures. These changes may adversely affect the market price of your notes, including the price you may receive for your notes in any market making transaction. In addition, even if our creditworthiness does not decline, the value of your notes on the trade date is expected to be significantly less than the original issue price taking into account our credit spreads on that date. The quoted price (and the value of your notes that Goldman, Sachs & Co. will use for account statements or otherwise) could be higher or lower than the original issue price, and may be higher or lower than the value of your notes as determined by reference to pricing models used by Goldman, Sachs & Co.

If at any time a third party dealer quotes a price to purchase your notes or otherwise values your notes, that price may be significantly different (higher or lower) than any price quoted by Goldman, Sachs & Co. See “— The Market Value of Your Notes May Be Influenced by Many Factors That Are Unpredictable and Interrelated in Complex Ways” below.

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.

There is no assurance that Goldman, Sachs & Co. or any other party will be willing to purchase your notes; and, in this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes. See “— Your Notes May Not Have an Active Trading Market” below.

The Amount of Interest Payable On The Notes In Certain Interest Periods Is Capped

For each interest period commencing on or after May     , 2013, on the applicable interest determination date, the reference rate will be subject to the maximum rate, which will limit the amount of interest you may receive on each interest payment date. Thus, you will not benefit from any increases in the reference rate above the maximum rate. Accordingly, the notes may provide more or less interest income than an investment in a similar instrument.

We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate face amount of the notes subsequent to the date of this prospectus supplement but prior to the settlement date. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the issue price you paid as provided on the cover of this prospectus supplement.

If the Level of the Reference Rate Is Not Displayed on Reuters page ISDAFIX3 on the Determination Date, the Calculation Agent Will Determine the Reference Rate on That Day Based on Specified Procedures

If the level of the reference rate does not appear on Reuters page ISDAFIX3 (or any successor or replacement page) under the heading 10-year index maturity for rates at approximately 11:00 a.m., New York time, or shortly thereafter, on the applicable interest determination date, unless the calculation is made earlier and the rate is available from that source at that time, then the reference rate will be determined on the basis of the mid-market semi-annual swap rate quotations provided by five leading third-party swap dealers in the New York interbank market at approximately 11:00 a.m., New York time, on the applicable interest determination date. The calculation agent will select the five third-party swap dealers in its sole discretion and will request the principal New York office of each of those dealers to provide a quotation of its rate. If at least three such quotations are provided, the reference rate for such rate business day will be the arithmetic mean of the quotations, eliminating the highest and lowest quotations or, in the event of equality, one of the highest and one of the lowest quotations. If two quotations are provided as requested, the reference rate for such rate business day will be the arithmetic mean of the quotations. If one quotation is provided as requested, the reference rate for such rate business day will be such quoted rate. If no quotations are provided as requested, the calculation agent will determine the reference rate in a manner it considers appropriate in its sole discretion. See “ Reference Rate” below for a discussion of the procedures that the calculation agent will follow in order to determine the reference rate.

The Amount of Interest Payable on Your Notes Will Not Be Affected by the Reference Rate on Any Day Other Than an Interest Determination Date

For each interest period commencing on or after May     , 2013, the amount of interest payable on each interest payment date is calculated based on the reference rate on the applicable interest determination date. Although the actual reference rate on an interest payment date may be higher than the reference rate on the applicable interest determination date, you will not benefit from the reference rate at any time other than on the interest determination date for such interest period.

The Historical Levels of the Reference Rate Are Not Indicative of the Future Levels of the Reference Rate

In the past, the level of the reference rate has experienced significant fluctuations. You should note that historical levels, fluctuations and trends are not necessarily indicative of future levels of the reference rate. Any historical upward or downward trend in the level of the reference rate is not an indication that the level of the reference rate is more or less likely to increase or decrease at any time during the life of your notes, and you should not take the historical levels of the reference rate as an indication of its future performance.

The Market Value of Your Notes May Be Influenced by Many Factors That Are Unpredictable and Interrelated in Complex Ways

When we refer to the market value of your notes, we mean the value that you could receive for your notes if you chose to sell it in the open market before the stated maturity date. A number of factors, many of which are beyond our control, will influence the market value of your notes, including:

•	the reference rate;

•	the volatility — i.e., the frequency and magnitude of changes in the level of the reference rate;

•	economic, financial, regulatory, political, military and other events that affect interest rates generally;

•	interest rates and yield rates in the market;

•	the time remaining until your notes mature; and

•	our creditworthiness, whether actual or perceived, and including actual or anticipated upgrades or downgrades in our credit ratings or changes in other credit measures.

These factors, and many other factors, will influence the price you will receive if you sell your notes before maturity, including the price you may receive for your notes in any market making transaction. If you sell your notes before maturity, you may receive less than the face amount of your notes.

You cannot predict the future performance of the reference rate based on its historical performance. The actual performance of the reference rate, as well as the interest payable on each interest payment date, may bear little or no relation to the hypothetical levels of the reference rate or to the hypothetical examples shown elsewhere in this prospectus supplement.

If the Reference Rate Changes, the Market Value of Your Notes May Not Change in the Same Manner

The price of your notes may move differently than the reference rate. Changes in the reference rate may not result in a comparable change in the market value of your notes. We discuss some of the reasons for this disparity under “— The Amount of Interest Payable on Your Notes Will Not Be Affected by the Reference Rate on Any Day Other Than an Interest Determination Date” and “— The Market Value of Your Notes May Be Influenced by Many Factors That Are Unpredictable and Interrelated in Complex Ways” above.

Our Business Activities May Create Conflicts of Interest Between Your Interest in Your Notes and Us

As we discuss under “Use of Proceeds and Hedging” below, Goldman, Sachs & Co. and our other affiliates expect to engage or have engaged in trading activities related to the reference rate that are not for your account or on your behalf. These trading activities may present a conflict between your interest in your notes and the interests Goldman, Sachs & Co. and our other affiliates will have in their proprietary accounts, in facilitating transactions, including block trades, for their customers and in accounts under their management. These trading activities, if they influence the level of the reference rate or any other factor that may affect the amount of interest that may be paid on any interest payment date, could be adverse to your interests as a beneficial owner of your notes.

As Calculation Agent, Goldman, Sachs & Co. Will Have the Authority to Make Determinations that Could Affect the Value of Your Notes and the Amount You May Receive On Any Interest Payment Date

As calculation agent for your notes, Goldman, Sachs & Co. will have discretion in making certain determinations that affect your notes, including determining the reference rate on any interest determination date, which we will use to determine the amount we will pay on any applicable interest payment date during the period. See “Reference Rate” below. The exercise of this discretion by Goldman, Sachs & Co. could adversely affect the value of your notes and may present Goldman, Sachs & Co. with a conflict of interest of the kind described under “— Our Business Activities May Create Conflicts of Interest Between Your Interest in Your Notes and Us” above. We may change the calculation agent at any time without notice and Goldman, Sachs & Co. may resign as calculation agent at any time upon 60 days’ written notice to Goldman Sachs.

Your Notes May Not Have an Active Trading Market

Your notes will not be listed or displayed on any securities exchange or included in any interdealer market quotation system, and there may be little or no secondary market for your notes. Even if a secondary market for your notes develops, it may not provide significant liquidity and we expect that transaction costs in any secondary market would be high. As a result, the difference between bid and asked prices for your notes in any secondary market could be substantial.

Certain Considerations for Insurance Companies and Employee Benefit Plans

Any insurance company or fiduciary of a pension plan or other employee benefit plan that is subject to the prohibited transaction rules of the Employee Retirement Income Security Act of 1974, as amended, which we call “ERISA”, or the Internal Revenue Code of 1986, as amended, including an IRA or a Keogh plan (or a governmental plan to which similar prohibitions apply), and that is considering purchasing the offered notes with the assets of the insurance company or the assets of such a plan, should consult with its counsel regarding whether the purchase or holding of the offered notes could become a “prohibited transaction” under ERISA, the Internal Revenue Code or any substantially similar prohibition in light of the representations a purchaser or holder in any of the above categories is deemed to make by purchasing and holding the offered notes. This is discussed in more detail under “Employee Retirement Income Security Act” below.

USE OF PROCEEDS AND HEDGING

We will use the net proceeds we receive from the sale of the offered notes for the purposes we describe in the accompanying prospectus under “Use of Proceeds”. We or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the offered notes as described below.

In anticipation of the sale of the offered notes, we and/or our affiliates expect to enter into hedging transactions involving purchases of instruments linked to the reference rate. In addition, from time to time, we and/or our affiliates expect to enter into additional hedging transactions and to unwind those we have entered into, in connection with the offered notes and perhaps in connection with other notes we issue, some of which may have returns linked to the reference rate. Consequently, with regard to your notes, from time to time, we and/or our affiliates:

•	expect to acquire or dispose of positions in over-the-counter options, futures or other instruments linked to the reference rate, and/or

•	may take short positions in securities of the kind described above — i.e., we and/or our affiliates may sell securities of the kind that we do not own or that we borrow for delivery to purchaser.

We and/or our affiliates may also acquire a long or short position in securities similar to your notes from time to time and may, in our or their sole discretion, hold or resell those securities.

In the future, we and/or our affiliates expect to close out hedge positions relating to the offered notes and perhaps relating to other notes with returns linked to the reference rate.

REFERENCE RATE

In this prospectus supplement, when we refer to the reference rate, we mean the rate as it appears on Reuters page ISDAFIX3 (or any successor or replacement page) under the heading 10-year index maturity for rates at approximately 11:00 a.m. New York time, on any rate business day. If the level of the reference rate cannot be determined in this manner on the applicable interest determination date, the following procedures will apply to your notes.

If the level of the reference rate does not appear on Reuters page ISDAFIX3 under the heading 10-year index maturity for rates at approximately 11:00 a.m. New York time, or shortly thereafter, on the applicable interest determination date, unless the calculation is made earlier and the rate is available from that source at that time, then the reference rate on such date will be determined on the basis of the mid-market semi-annual swap rate quotations provided by five leading third-party swap dealers in the New York interbank market at approximately 11:00 a.m., New York time, on such rate business day. For this purpose, the semiannual swap rate means the arithmetic mean of the bid and offer rates for the semi-annual fixed leg, calculated on a 30/360 day count basis, of a fixed-for-floating U.S. dollar interest rate swap transaction with a term equal to ten years commencing on such rate business day with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on an actual/360 day count basis, is equivalent to USD-LIBOR-BBA with an index maturity of three months, as such rate may be determined in accordance with the provisions set forth under “Description of Notes We May Offer — Interest Rates — LIBOR Notes” in the accompanying prospectus. The calculation agent will select the five third party swap dealers in its sole discretion and will request the principal New York office of each of those dealers to provide a quotation of its rate.

If at least three quotations are provided, the reference rate on the applicable interest determination date will be the arithmetic mean of the quotations, eliminating the highest and lowest quotations or, in the event of equality, one of the highest and one of the lowest quotations.

If two quotations are provided as requested, the reference rate on the applicable interest determination date will be the arithmetic mean of the quotations. If one quotation is provided as requested, the reference rate on the applicable interest determination date will be such quoted rate. If no quotations are provided as requested, the calculation agent will determine the reference rate on the determination date in a manner it considers appropriate in its sole discretion.

Historical levels of the Reference Rate

The level of the reference rate has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the level of the reference rate during any period shown below is not an indication that the reference rate is more or less likely to increase or decrease at any time during the life of your notes.

You should not take the historical levels of the reference rate as an indication of the future performance of the reference rate. We cannot give you any assurance that the future performance of the reference rate will result in your receiving an amount greater than the outstanding face amount of your notes on the stated maturity date. In light of the increased volatility currently being experienced by the financial services sector and U.S. and global securities markets, and recent market declines, the trends reflected in the historical performance of the reference rate may be less likely to be indicative of the performance of your notes over the life of your notes than would otherwise have been the case.

Neither we nor any of our affiliates make any representation to you as to the performance of the reference rate. The actual performance of the reference rate over the life of your notes, as well as the supplemental amount payable at maturity, if any, may bear little relation to the historical levels shown below.

The table below shows the high, low and last levels of the reference rate for each of the four calendar quarters in 2007, 2008, 2009 and 2010 (through November 1, 2010). We obtained the closing levels listed in the table below from

Reuters, without independent verification.

Quarterly High, Low and Closing Levels of the Reference Rate

	High	Low	Close
2007
Quarter ended March 31	5.404%	5.040%	5.190%
Quarter ended June 30	5.839%	5.138%	5.703%
Quarter ended September 30	5.814%	4.966%	5.153%
Quarter ended December 31	5.316%	4.540%	4.679%
2008
Quarter ended March 31	4.666%	3.929%	4.066%
Quarter ended June 30	4.972%	4.108%	4.647%
Quarter ended September 30	4.872%	3.986%	4.374%
Quarter ended December 31	4.671%	2.218%	2.493%
2009
Quarter ended March 31	3.337%	2.346%	2.877%
Quarter ended June 30	4.311%	2.885%	3.751%
Quarter ended September 30	4.231%	3.431%	3.443%
Quarter ended December 31	4.009%	3.324%	4.009%
2010
Quarter ended March 31	3.943%	3.652%	3.826%
Quarter ended June 30	3.999%	3.019%	3.019%
Quarter ended September 30	3.131%	2.494%	2.591%
Quarter ending December 31 (through November 1, 2010)	2.774%	2.449%	2.714%

The graph set forth below illustrates the historical levels of the reference rate from November 1, 1990 through November 1, 2010. We obtained the reference rates shown in the graph from Reuters, without independent verification.

Supplemental Discussion of U.S. Federal Income Tax Consequences

The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus.

The following section is the opinion of Sullivan & Cromwell LLP, counsel to The Goldman Sachs Group, Inc. It applies to you only if you hold your notes as a capital asset for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•	a bank;

•	a life insurance company;

•	a tax-exempt organization;

•	a person that owns the notes as a hedge or that is hedged against interest rate risks;

•	a person that owns the notes as part of a straddle or conversion transaction for tax purposes; or

•	a United States holder whose functional currency for tax purposes is not the U.S. dollar.

This section is based on the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

You should consult your tax advisor concerning the U.S. federal income tax, and other tax consequences of your investment in the notes, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

United States Holders

This subsection describes the tax consequences to a United States holder. You are a United States holder if you are a beneficial owner of notes and you are:

•	a citizen or resident of the United States;

•	a domestic corporation;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•

a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

If you are not a United States holder, this section does not apply to you and you should refer to “— United States Alien Holders” below.

Your notes will be treated as a variable rate debt instrument for United States federal income tax purposes. In addition, under the rules governing the determination of original issue discount (“OID”) for a debt instrument that has a fixed rate followed by a floating rate, we believe that your notes should be treated as issued with de minimis OID for U.S. federal income tax purposes, and therefore the notes should not be subject to the rules requiring inclusion of OID in gross income for U.S. federal income tax purposes. The discussion below assumes that the notes will be so treated. Under this characterization, you should include the interest payments on the notes in ordinary income at the time you receive or accrue such payments, depending on your method of accounting for tax purposes, and any gain or loss you recognize upon the sale or maturity of your notes should be capital gain or loss.

You will generally recognize gain or loss upon the sale or maturity of your notes in an amount equal to the difference, if any, between the amount of cash you receive at such time and your adjusted basis in your notes. See the discussion under

“United States Taxation — Taxation of Debt Securities — United States Holders – Purchase, Sale and Retirement of the Debt Securities” for more information.

If you purchase the notes at a price lower than the original issue price, you will be subject to the rules governing market discount as described under “United States Taxation — Taxation of Debt Securities — United States Holders—Market Discount” in the accompanying prospectus. If you purchase the notes at a price higher than the original issue price, you will be subject to the rules governing premium as described under “United States Taxation — Taxation of Debt Securities — United States Holders — Debt Securities Purchased at a Premium” in the accompanying prospectus. The original issue price of your notes is equal to the principal amount of the notes.

Medicare Tax. For taxable years beginning after December 31, 2012, a U.S. holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% tax on the lesser of (1) the U.S. holder’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). A holder’s net investment income will generally include its gross interest income and its net gains from the maturity or disposition of the notes, unless such interest payments or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. holder that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the notes.

United States Alien Holders

If you are a United States alien holder, please see the discussion under “United States Taxation — Taxation of Debt Securities — United States Alien Holders” in the accompanying prospectus for a description of the tax consequences relevant to you. You are a United States alien holder if you are the beneficial owner of the notes and are, for United States federal income tax purposes:

•	a nonresident alien individual;

•	a foreign corporation; or

•	an estate or trust that in either case is not subject to United States federal income tax on a net income basis on income or gain from the notes.

Backup Withholding and Information Reporting

Please see the discussion under “United States Taxation — Taxation of Debt Securities — Backup Withholding and Information Reporting” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on your notes. In addition, pursuant to recently enacted legislation, payments on the notes made to corporate U.S. holders after December 31, 2011 may be subject to information reporting and backup withholding.

EMPLOYEE RETIREMENT INCOME SECURITY ACT

This section is only relevant to you if you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a governmental plan, an IRA or a Keogh Plan) proposing to invest in the notes.

The U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the U.S. Internal Revenue Code of 1986, as amended (the “Code”), prohibit certain transactions (“prohibited transactions”) involving the assets of an employee benefit plan that is subject to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (including individual retirement accounts, Keogh plans and other plans described in Section 4975(e)(1) of the Code) (a “Plan”) and certain persons who are “parties in interest” (within the meaning of ERISA) or “disqualified persons” (within the meaning of the Code) with respect to the Plan; governmental plans may be subject to similar prohibitions unless an exemption applies to the transaction. The assets of a Plan may include assets held in the general account of an insurance company that are deemed “plan assets” under ERISA or assets of certain investment vehicles in which the Plan invests. Each of The Goldman Sachs Group, Inc. and certain of its affiliates may be considered a “party in interest” or a “disqualified person” with respect to many Plans, and, accordingly, prohibited transactions may arise if the notes are acquired by or on behalf of a Plan unless those notes are acquired and held pursuant to an available exemption. In general, available exemptions are: transactions effected on behalf of that Plan by a “qualified professional asset manager” (prohibited transaction exemption 84-14) or an “in-house asset manager” (prohibited transaction exemption 96-23), transactions involving insurance company general accounts (prohibited transaction exemption 95-60), transactions involving insurance company pooled separate accounts

(prohibited transaction exemption 90-1), transactions involving bank collective investment funds (prohibited transaction exemption 91-38) and transactions with service providers under Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code where the Plan receives no less and pays no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code). The person making the decision on behalf of a Plan or a governmental plan shall be deemed, on behalf of itself and the plan, by purchasing and holding the notes, or exercising any rights related thereto, to represent that (a) the plan will receive no less and pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code) in connection with the purchase and holding of the notes, (b) none of the purchase, holding or disposition of the notes or the exercise of any rights related to the notes will result in a nonexempt prohibited transaction under ERISA or the Code (or, with respect to a governmental plan, under any similar applicable law or regulation), and (c) neither The Goldman Sachs Group, Inc. nor any of its affiliates is a “fiduciary” (within the meaning of Section 3(21) of ERISA) or, with respect to a governmental plan, under any similar applicable law or regulation) with respect to the purchaser or holder in connection with such person’s acquisition, disposition or holding of the notes, or as a result of any exercise by The Goldman Sachs Group, Inc. or any of its affiliates of any rights in connection with the notes, and no advice provided by The Goldman Sachs Group, Inc. or any of its affiliates has formed a primary basis for any investment decision by or on behalf of such purchaser or holder in connection with the notes and the transactions contemplated with respect to the notes.

If you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a governmental plan, an IRA or a Keogh plan), and propose to invest in the notes, you should consult your legal counsel.

SUPPLEMENTAL PLAN OF DISTRIBUTION

The Goldman Sachs Group, Inc. expects to agree to sell to Goldman, Sachs & Co., and Goldman, Sachs & Co. expects to agree to purchase from The Goldman Sachs Group, Inc., the aggregate face amount of the offered notes specified on the front cover of this prospectus supplement. Goldman, Sachs & Co. proposes initially to offer the notes to the public at the original issue price set forth on the cover page of this prospectus supplement and to certain securities dealers at such price less a concession not in excess of     % of the face amount.

In the future, Goldman, Sachs & Co. or other affiliates of The Goldman Sachs Group, Inc. may repurchase and resell the offered notes in market-making transactions, with resales being made at prices related to prevailing market prices at the time of resale or at negotiated prices. The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $            . For more information about the plan of distribution and possible market-making activities, see “Plan of Distribution” in the accompanying prospectus.

We expect to deliver the notes against payment therefor in New York, New York on November     , 2010, which is expected to be the fifth scheduled business day following the trade date and of the pricing of the notes. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any day prior to three business days before delivery will be required, by virtue of the fact that the notes are initially expected to settle in five business days (T + 5), to specify alternative settlement arrangements to prevent a failed settlement.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), Goldman, Sachs & Co. has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of the notes to the public in that Relevant Member State prior to the publication of a prospectus in relation to the notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of the notes to the public in that Relevant Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d) in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Goldman, Sachs & Co. has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to The Goldman Sachs Group, Inc.; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

The notes may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. No. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. No. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. No. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. No. 571, Laws of Hong Kong) and any rules made thereunder.

The notes have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1998, as amended, the “FIEL”) and Goldman, Sachs & Co. has agreed that it will not offer or sell any offered notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan, or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan. As used in this paragraph, resident of Japan means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person (pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the notes pursuant to an offer made under Section 275 of the SFA except: (1) to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA; (2) where no consideration is or will be given for the transfer; or (3) where the transfer is by operation of law.

Conflicts of Interest

Goldman, Sachs & Co. is an affiliate of The Goldman Sachs Group, Inc. and, as such, has a

“conflict of interest” in this offering within the

meaning of NASD Rule 2720. Consequently, the offering is being conducted in compliance with the provisions of Rule 2720. Goldman, Sachs & Co. is not permitted to sell notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement. You must not rely on any unauthorized information or representations. This prospectus supplement is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement is current only as of its date.

Prospectus Supplement

Page

Specific Terms of Your Notes	S-2
Additional Risk Factors Specific to Your Notes	S-6
Use Of Proceeds and Hedging	S-10
Reference Rate	S-11
Supplemental Discussion of Federal Income Tax Consequences	S-14
Employee Retirement Income Security Act	S-16
Supplemental Plan of Distribution	S-17
Conflicts of Interest	S-19

Prospectus Supplement dated April 6, 2009

Use of Proceeds	S-2
Description of Notes We May Offer	S-3
United States Taxation	S-24
Employee Retirement Income Security Act	S-25
Supplemental Plan of Distribution	S-26
Validity of the Notes	S-27

Prospectus dated April 6, 2009

Available Information	2
Prospectus Summary	4
Use of Proceeds	8
Description of Debt Securities We May Offer	9
Description of Warrants We May Offer	33
Description of Purchase Contracts We May Offer	49
Description of Units We May Offer	54
Description of Preferred Stock We May Offer	59
The Issuer Trusts	66
Description of Capital Securities and Related Instruments	68
Description of Capital Stock of The Goldman Sachs Group, Inc.	91
Legal Ownership and Book-Entry Issuance	96
Considerations Relating to Securities Issued in Bearer Form	102
Considerations Relating to Indexed Securities	106
Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency	109
Considerations Relating to Capital Securities	112
United States Taxation	116
Plan of Distribution	140
Employee Retirement Income Security Act	143
Validity of the Securities	144
Experts	144
Cautionary Statement Pursuant to the Private Securities Litigation Reform Act of 1995	144

$

The Goldman Sachs Group, Inc.

Swap Rate-Linked Notes due

(Linked to the 10-year USD Swap Rate)

Medium-Term Notes,

Series D

Goldman, Sachs & Co.